

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 21, 2007

Mr. Fabio de Oliveira Barbosa
Chief Financial Officer
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

   Re: **Companhia Vale do Rio Doce**
      Form 20-F for Fiscal Year Ended December 31, 2005
      Filed May 25, 2006
      File No. 001-15030

Dear Mr. Barbosa:

  We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

          Sincerely,

          Jill S. Davis
          Branch Chief